SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RMR Industrials, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A Common Stock: 74967B 200

Class B Common Stock: 74967B 309

(CUSIP Number)

Principio Management LLC

Rocky Mountain Resource Holdings, Inc.

Gregory M. Dangler

9595 Wilshire Blvd., Suite 310

Beverly Hills, California 90212

310-409-4113

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

March 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

1		NAME OF REPORTING PERSONS Principio Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,499,657 of Class A Common Stock and 9,499,657 of Class B Common Stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,499,657 of Class A Common Stock and 9,499,657 of Class B Common Stock(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,499,657 of Class A Common Stock and 9,499,657 of Class B Common Stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.55% of Class A Common Stock and 37.04% of Class B Common Stock(3)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Comprises 9,499,657 shares of Class A Common Stock held directly by Principio (as defined herein). Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and certain voting rights.

(2) Assumes conversion of all shares of Class A Common Stock held directly by Principio into shares of Class B Common Stock. As of March 17, 2015, Principio held 0 shares of Class B Common Stock.

(3) Based on 35,785,858 shares of Class A Common Stock outstanding on March 17, 2015 and 16,144,142 shares of Class B Common Stock outstanding on March 17, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

1		NAME OF REPORTING PERSONS Rocky Mountain Resource Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,742,000 of Class B Common Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,742,000 of Class B Common Stock(4)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,000 of Class B Common Stock(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.79% of Class B Common Stock(5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(4) Comprises 1,742,000 shares of Class B Common Stock held directly by RMRH (as defined herein).

(5) Based on 16,144,142 shares of Class B Common Stock outstanding on March 17, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

1		NAME OF REPORTING PERSONS Gregory M. Dangler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,499,657 of Class A Common Stock and 9,499,657 of Class B Common Stock(6)(7)
	8	SHARED VOTING POWER 1,742,000(8)
	9	SOLE DISPOSITIVE POWER 9,499,657 of Class A Common Stock and 9,499,657 of Class B Common Stock(6)(7)
	10	SHARED DISPOSITIVE POWER 1,742,000(8)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,499,657 of Class A Common Stock and 11,241,657 of Class B Common Stock(6)(7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.55% of Class A Common Stock and 43.84% of Class B Common Stock(9)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(6) Comprises 9,499,657 shares of Class A Common Stock held directly by Principio (as defined herein). Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and certain voting rights.

(7) Assumes conversion of all shares of Class A Common Stock held directly by Principio into shares of Class B Common Stock. As of March 17, 2015, Principio held 0 shares of Class B Common Stock.

(8) Comprises 1,742,000 shares of Class B Common Stock held directly by RMRH (as defined herein).

(9) Based on 35,785,858 shares of Class A Common Stock outstanding on March 17, 2015 and 16,144,142 shares of Class B Common Stock outstanding on March 17, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) and Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of RMR Industrials, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Principio Management LLC, a Colorado limited liability company (“Principio”); (ii) Rocky Mountain Resource Holdings, Inc., a Nevada corporation (“RMRH”); and (iii) Gregory M. Dangler (“Dangler”), an individual. Dangler is the manager and the sole member and holder of all of the outstanding membership interests of Principio. As a result of the foregoing, Dangler may be deemed beneficially to own the securities of the Issuer owned by Principio. Dangler is a director and the President and Chief Financial Officer of RMRH and holds 33.5% of the outstanding capital stock of RMRH. As a result of the foregoing, Dangler may be deemed beneficially to own Dangler’s pro rata share of the securities of the Issuer owned by RMRH.

The Reporting Persons have entered into a Joint Filing Agreement dated as of March 17, 2015, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b) The principal office of Principio is located at 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212. The principal business of Principio is investments.

The principal office of RMRH is located at 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212. The principal business of RMRH is natural resource investments.

The business address of Dangler is c/o RMR Industrials, Inc., 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212.

(c) Dangler is a director and the President, Chief Financial Officer, and Secretary of the Issuer. The address of the Issuer is 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212.

(d) During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the United States of America.

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

Item 3.	Source and Amount of Funds or Other Consideration

On November 17, 2014, RMRH purchased 5,200,000 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer (the “RMRH Shares”), or 69.06% of the issued and outstanding shares of Common Stock, pursuant to stock purchase agreements (the “Stock Purchase Agreements”) with certain former officers and directors of the Issuer for an aggregate purchase price of $357,670.50. The change of control was reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2014. The RMRH Shares were subsequently reissued into the same number of shares of Class B Common Stock upon the filing of the Issuer’s Amended and Restated Articles of Incorporation (the “Amended and Restated Articles”) with the Nevada Secretary of State on February 26, 2015. The Amended and Restated Articles were filed with the SEC on February 27, 2015 on a Current Report on Form 8-K.

Principio received 9,499,657 shares (the “Principio Shares”) of Class A Common Stock of the Issuer in consideration for 9,499,657 shares (the “RMR IP Shares”) of Class A Common Stock of RMR IP, Inc., a Nevada corporation (“RMR IP”), pursuant to an Agreement and Plan of Merger dated as of February 27, 2015 (the “Agreement”), by and among the Issuer, OLYB Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of the Issuer, and RMR IP. The Agreement was filed with the SEC on February 27, 2015 on a Current Report on Form 8-K.

Item 4.	Purpose of the Transaction

RMRH purchased the RMRH Shares pursuant to the Stock Purchase Agreements for the consideration set forth above.

Principio received the Principio Shares in consideration for the RMR IP Shares under the Agreement.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Pursuant to Rule 13d-3(d)(1), all shares of Class A Common Stock (which are convertible into shares of Class B Common Stock) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class B Common Stock beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class B Common Stock owned by such persons. Consequently, all Class B Common Stock amounts and percentages are inclusive of the Class A Common Stock amounts and percentages set forth herein.

(a) Principio directly owns 9,499,657 shares of Class A Common Stock, which represent approximately 26.55% of the outstanding shares of Class A Common Stock, and 9,499,657 shares of Class B Common Stock, which are issuable upon conversion of the Class A Common Stock held by Principio, which represent approximately 37.04% of the outstanding shares of Class B Common Stock. By reason of being the manager and the sole member and holder of all of the outstanding membership interests of Principio, Dangler may be deemed to beneficially own 9,499,657 shares of Class A Common Stock, which represent approximately 26.55% of the outstanding shares of Class A Common Stock, and 9,499,657 shares of Class B Common Stock, which represent approximately 37.04% of the outstanding shares of Class B Common Stock.

RMRH directly owns 1,742,000 shares of Class B Common Stock, which represent approximately 10.79% of the outstanding shares of Class B Common Stock. By reason of being a director and the President and Chief Financial Officer of RMRH and the holder of 33.5% of the outstanding capital stock of RMRH, Dangler may be deemed to beneficially own 1,742,000 shares of Class B Common Stock, which represent approximately 10.79% of the outstanding shares of Class B Common Stock.

(b) Principio directly owns 9,499,657 shares of Class A Common Stock, which represent approximately 26.55% of the outstanding shares of Class A Common Stock, and 9,499,657 shares of Class B Common Stock, which are issuable upon conversion of the Class A Common Stock held by Principio, which represent approximately 37.04% of the outstanding shares of Class B Common Stock. By reason of being the manager and the sole member and holder of all of the outstanding membership interests of Principio, Dangler may be deemed to have sole power to vote and dispose of 9,499,657 shares of Class A Common Stock, which represent approximately 26.55% of the outstanding shares of Class A Common Stock, and 9,499,657 shares of Class B Common Stock, which represent approximately 37.04% of the outstanding shares of Class B Common Stock.

RMRH directly owns 1,742,000 shares of Class B Common Stock, which represent approximately 10.79% of the outstanding shares of Class B Common Stock. By reason of being a director and the President and Chief Financial Officer of RMRH and the holder of 33.5% of the outstanding capital stock of RMRH, Dangler may be deemed to have shared power to vote and dispose of 1,742,000 shares of Class B Common Stock, which represent approximately 10.79% of the outstanding shares of Class B Common Stock.

(c) No transactions in the Issuer’s Class A Common Stock and Class B Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Principio and Dangler have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Principio Shares. RMRH and Dangler have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the RMRH Shares.

(e) Not applicable.

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of March 17, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 17, 2015	Principio Management LLC

	By:	/s/ Gregory M. Dangler
Gregory M. Dangler, Manager

Rocky Mountain Resource Holdings, Inc.

	By:	/s/ Gregory M. Dangler
Gregory M. Dangler, President and CFO

/s/ Gregory M. Dangler
Gregory M. Dangler

CUSIP No. Class A: 74967B 200, Class B: 74967B 309

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, par value $0.001 per share, and Class B Common Stock, par value $0.001 per share, of RMR Industrials, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated: March 17, 2015	Principio Management LLC

	By:	/s/ Gregory M. Dangler
Gregory M. Dangler, Manager

Rocky Mountain Resource Holdings, Inc.

	By:	/s/ Gregory M. Dangler
Gregory M. Dangler, President and CFO

/s/ Gregory M. Dangler
Gregory M. Dangler